Exhibit 99.1

AUTOHOME INC. TO HOLD

2016 ANNUAL GENERAL MEETING ON DECEMBER 16, 2016

BEIJING, November 28, 2016 – Autohome Inc. (“Autohome” or the “Company”) (NYSE: ATHM), a leading online destination for automobile consumers in China, today announced that it will hold its annual general meeting of shareholders at Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 16, 2016 at 9:00 a.m. (local time). Holders of record of ordinary shares of the Company at the close of business on November 25, 2016 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

Autohome has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2015, with the U.S. Securities and Exchange Commission. Autohome’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may also obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, by writing to Vivian Xu, Autohome Inc., 10th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, The People’s Republic of China, or by email to ir@autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE:ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

For further information, please contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com